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Exhibit 12

Hawaiian Holdings, Inc
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except for ratio)
Earnings
Income (loss) before income taxes	$(41,010)	$(2,071)	$53,209	$97,196	$81,989
Additions:
Total fixed charges (see below)	61,262	65,238	63,574	66,147	68,034
Subtractions:
Interest capitalized	3,769	1,309	—	—	2,665

Earnings as adjusted	$16,483	$61,858	$116,783	$163,343	$147,358

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$13,863	$24,035	$19,289	$19,378	$15,703
Amortization of debt expense and accretion of convertible debt	3,613	1,475	1,367	1,275	1,132
Portion of rental expense representative of the interest factor(1)	43,786	39,728	42,918	45,494	51,199

Total fixed charges	$61,262	$65,238	$63,574	$66,147	$68,034

Ratio of earnings to fixed charges	—	—	1.84	2.47	2.17

Coverage deficiency	$44,779	$3,380	$—	$—	$—

(1)
Represents 35% of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

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  Exhibit 12
Hawaiian Holdings, Inc Computation of Ratio of Earnings to Fixed Charges